Exhibit (h)(4)(iii)

Allianz Global Investors Fund Management LLC

1633 Broadway

New York, NY 10019

November 1, 2015

Ladies and Gentlemen:

Pursuant to a Fee Waiver Agreement effective as of November 1, 2015 between Allianz Funds (the “Trust”) and Allianz Global Investors Fund Management LLC (“AGIFM”), AGIFM has agreed to certain waivers of its fees payable under the Amended and Restated Investment Advisory Agreement dated January 1, 2014, as amended or supplemented from time to time.

In connection with this, NFJ Investment Group LLC (“NFJ”) agrees to waive a portion of its fees payable under the Portfolio Management Agreement dated May 5, 2000 between AGIFM and NFJ, as amended or supplemented from time to time, with respect to the series, and in the amounts, specified in Exhibit A, for a term lasting from November 1, 2015 through October 31, 2016.

If the foregoing correctly sets forth the agreement between AGIFM and NFJ, please so indicate by signing and returning to AGIFM the enclosed copy hereof.

Very truly yours,

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Julian Sluyters
Name:	Julian Sluyters
Title:	Chairman-Management Board

ACCEPTED AND AGREED TO:

NFJ INVESTMENT GROUP LLC

By:	/s/ Barbara Claussen
Name:	Barbara Claussen
Title:	Managing Director

Exhibit A

Fund	Fee Waiver (stated as a percentage of average daily net assets of the Fund or attributable to the specified share class(es), as applicable)
AllianzGI NFJ Dividend Value Fund	0.025% on net assets in excess of $7.5 billion, and an additional 0.025% on net assets in excess of $10 billion

AllianzGI NFJ International Value Fund	0.01% on net assets in excess of $4 billion, an additional 0.015% on net assets in excess of $5 billion, and an additional 0.025% on net assets in excess of $7.5 billion

AllianzGI NFJ Small-Cap Value Fund	0.025% on net assets in excess of $3 billion, an additional 0.025% on net assets in excess of $4 billion, and an additional 0.025% on net assets in excess of $5 billion